


20170097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2017

Ning Chiu
Davis Polk & Wardwell LLP
ning.chiu@davispolk.com

Re: Marsh & McLennan Companies, Inc.
Incoming letter dated December 21, 2016

Dear Ms. Chiu:

This is in response to your letter dated December 21, 2016 concerning the shareholder proposal submitted to Marsh & McLennan by Glenn Schatell. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Glenn M. Schatell
*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marsh & McLennan Companies, Inc.
Incoming letter dated December 21, 2016

The proposal would add an annual cost-of-living adjustment to the company's defined benefit pension plan, based on the Consumer Price Index.

There appears to be some basis for your view that Marsh & McLennan may exclude the proposal under rule 14a-8(i)(7), as relating to Marsh & McLennan's ordinary business operations. In this regard, we note that the proposal relates to the terms of Marsh & McLennan's employee benefit plan. Proposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Marsh & McLennan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

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Davis Polk & Wardwell LLP
450 Lexington Avenue
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212 450 4000 tel
212 701 5800 fax

December 21, 2016

Re: Stockholder Proposal of Glenn Schatell Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C., 20549
Via email: shareholderproposals@sec.gov

Dear Sir or Madam:

On behalf of Marsh & McLennan Companies, Inc., a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by Glenn Schatell (the "**Proponent**") on November 22, 2016 (the "**Proposal**") for inclusion in the proxy materials that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2017 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") no later than 80 days before the Company files its definitive 2017 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov*.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

A copy of the Proposal is attached as Exhibit A and correspondence related to the matters set forth in this letter is attached as Exhibit B.

The Proposal sets forth the following resolution:

"[t]his proposal would add an annual cost-of-living adjustment to the defined benefit pension plan, based on the Consumer Price Index (CPI)."

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(7) for the reasons discussed below. Our discussion below does not include alternative bases on which we believe the proposal may be excluded.

The Proposal may be omitted from the 2017 Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Company believes it may omit the Proposal from its 2017 Proxy Material pursuant to the provisions of Rule 14a-8(i)(7) under the Exchange Act of 1934, as amended, because the Proposal deals with matters relating to the Company's ordinary business operations. Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if such proposal is related to the company's "ordinary business" operations. In Exchange Act Release No.34-40018 dated May 21, 1998 (the "**1998 Release**"), the Commission stated that the policy underlying the ordinary business operation exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

1. **The subject matter of the Proposal relates to the Company's ordinary business matters.**

According to the Commission, a central consideration underlining the ordinary business operation exclusion policy is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." (1998 Release).

The Proponent requests the Company to amend its benefit plan to include a cost of living adjustment ("**COLA**"). The administration of the Company's retirement benefit plan, including designing and amending the plan, constitutes the Company's ordinary business operations. The Commission has long recognized that proposals concerning the terms and conditions of such benefit plans, including determinations regarding a COLA, relate to a company's ordinary business operations, and the Commission has consistently granted no-action relief to similar proposals on the basis of the ordinary business operation exclusion under Rule 14a-8(i)(7). *See, e.g.*, the Commission's letters to *FedEx Corporation* (July 7, 2016) (a proposal asking the company to include a "fossil-free 401-K retirement plan" among its retirement plan options); *International Business Machines Corporation* (December 21, 2010) (a proposal to initiate a review of granting a COLA to employees on a medical disability program); *International Business Machines Corporation* (December 11, 2009) (a proposal to adjust the company's payments to former employees with retirement compensation to include COLA increases); *Honeywell International Inc.* (January 22, 2009) (a proposal for annual increases to the benefits payable under retirement or pension plans based on changes in the Consumer Price Index); *Vishay Intertechnology, Inc.* (February 19, 2008) (a proposal to make increases to its pensioners to compensate for increases in COLA for the years "when no such awards were made"); *General Electric Company* (January 16, 2007) (a proposal to include a COLA to all company pension plans); *BellSouth Corporation* (January 3, 2005) (a proposal to increase the pensions of retirees); *Tyco International Ltd* (January 2, 2004) (a proposal to provide an annual COLA to pension plan participants based on the Consumer Price Index); *ALLETE, Inc.* (March 5, 2003) (a proposal to change the method of computing a COLA for pension benefits for retired employees); *Bank of America Corporation* (March 5, 2002) (a proposal to adopt an annual COLA based on the Consumer Price Index to retirees); *International Business Machines Corporation* (January 2, 2001) (a proposal to grant a COLA allowance to the retiree pensions); *DTE Energy Company* (January 22, 2001) (a proposal to grant a COLA to all existing retirees and their surviving spouses); *Avery Dennison Corporation* (November 29, 1999) (a proposal for providing a COLA increase for pension plan participants); and *CIGNA Corporation* (December 21, 1998) (a proposal to request an annual COLA increase to all retirees' pensions).

2. The Proposal asks to micro-manage complex business decisions.

The Commission permits the exclusion of shareholder proposals that would "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (1998 Release).

The Proponent seeks to include a COLA in a defined benefit plan. To determine the amounts payable under a benefit plan, and whether and how to factor a COLA into a benefit plan, numerous considerations need to be analyzed, including the Company's general goals and policies regarding compensation and benefits, the use of employee compensation and benefits to attract, retain and reward current and future employees, the Company's other compensation and benefit plans, the Company's current and expected retiree population, the Company's relationship with its employees and retirees and considerations as to how the Company would be required to accrue benefits to take into account the proposed plan feature. Decisions regarding a benefit feature under a plan could impact various aspects of the Company's employee compensation and benefits program and expense management. The complexity of the subject matter requires extensive knowledge about the Company, the design and operation of its compensation and benefits program and the affected participant population and should be administered by the Company as part of its ordinary business operation instead of being decided by the shareholders in an annual meeting.

3. No significant policy issue was raised by the Proposal.

In Staff Legal Bulletin No. 14C (June 28, 2005), the Commission noted that some shareholder proposals may involve "sufficiently significant social policy issues" and would "transcend the day-to-day business matters" and therefore might not be "considered to be excludable." The Proposal raises no significant policy issues. To justify the inclusion of a COLA in the benefit plan, the Proposal states that the plan "has more than enough funds to provid a cost-of-living adjustment" and the COLA would "help retirees" to "meet their retirement goals." It is evident that the subject matter of the Proposal does not involve any recognized policy issues. The Proposal simply focuses on increasing the compensation of retired employees. The subject matter of the Proposal is a business decision and should be decided by the Company as part of its ordinary business operation.

For the reasons set forth above, we believe that the Proposal may be excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2017 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action if it so omits the Proposal. Please call the undersigned at

(212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Ning Chiu

Attachment

cc w/ att: Glenn Schatell

Carey Roberts
Deputy General Counsel, Chief Compliance Officer & Corporate Secretary
Marsh & McLennan Companies, Inc.

Exhibit A

Stockholder Proposal of Glenn Schatell

Cost-of-Living Adjustment Proposal

As of the end of the 2015 plan year, 12/31/15, 12,506 retired or separated participants, received $185.607 million in benefit payments under the Marsh & McLennan Companies defined benefit pension plan (Plan A). 1,565 deceased participants had beneficiaries receiving benefits (included in the $185 .607 million benefits payments figure), or are entitled to benefits. 19,766 retired or separated participants are entitled to future benefits.

As of the end of the 2015 plan year, Plan A had $3.093,011,875 billion in assets. (After Plan B is combined with Plan A on December 30, 2016, the entire Master Trust will have had $4.515,125,032 in assets as of 12/31/15.) Plan A had an adjusted funding target attainment percentage of 110.93%.

This information is stated in the 2015 Schedule 5550 form filed by Marsh & McLennan Companies, on October 12, 2015, with the Department of Labor's Pension Benefit Guaranty Corporation,

This proposal would add an annual cost-of-living adjustment to the defined benefit pension plan, based on the Consumer Price Index (CPI).

A cost-of-living adjustment would be beneficial to the retirees, applicable separated participants, and qualified surviving spouses, who are, and are expected to be receiving pension plans under the Marsh & McLennan Companies Retirement Plan, a defined benefit pension plan.

A decision has been made by Marsh & McLennan Companies to no longer fund a defined benefit pension plan for current employees.

Background Information

On September 1, 2015, Marsh & McLennan Companies divided its United States qualified defined benefit plan into two parts, Plan A and Plan B.

After the transfer of assets to the newly created Plan B, Plan A (which covered retirees, separated participants, and surviving. spouses), had $3.903,011,875 billion in assets, as previously mentioned. Plan A had a 74% interest in the plan's Master Trust as of 12/31/15.

Plan B had, at the end of the 2015 plan year, $1.066,925,625 billion in net assets.

On October 26, 2016, Marsh & McLennan Companies announced to plan participants that effective January 1, 2017, the firm is discontinuing further accruals to its United States Retirement Program (also known as a defined benefit pension plan), and that for administrative reasons Plan B will be merged into Plan A, effective December 30, 2016.

Once that occurs, the Retirement Plan's Master Trust will once again have as of the end of the 2015 plan year, 12/31/15, $4.159,937,500 billion in net assets available for benefits.

The Master Trust has more than enough funds to provid a cost-of-living adjustment, based on the Consumer Price Index (CPI), for retirees, and others covered under the plan. They have been "grandfathered," and will continue receiving benefits.

This feature is expected to result in an increase in pension plan payments. However, the increase in pension plan payments is not expected to be that large.

The cost-of-living adjustment will help retirees, applicable separated participants, and qualified surviving spouses, who are receiving, or are expected to receive defined benefit pensions, meet their retirement goals.

Exhibit B

Related Correspondence

November 21, 2016

Carey Roberts
Deputy General Counsel,
Chief Compliance Officer &
Corporate Secretary
Marsh & McLennan Companies, Inc.
1166 Avenue of Americas
New York, N.Y. 10036

Sent Via Overnight Mail Delivery

Dear Carey,

Thank you for your letter of November 4, 2016, and answering my questions in my previous emails, as best as you were able to, taking into account your role at Marsh & McLennan Companies.

At the end of your letter you mention that it would be best if I sent you future correspondence by mail, rather than by email. I have sent you an email today, which is basically a "Thank You" email, with some comments, and the wording I would like for my cost-of-living adjustment proposal (both a shorter version for the proxy card, and a longer version that I would like included in the proxy booklet).

Many of my comments in my email, and the wording for both versions of my cost-of-living adjustment proposal, I have included in this letter.

First, thank you for arranging for me to receive Marsh & McLennan Companies 2015 Schedule 5500, which was filed on October 17, 2016 with the United States Department of Labor, Pension Benefit Guaranty Corporation. I also received the "Marsh & McLennan Companies Retirement Plan A, Notes to Financial Statements, as of December 31, 2015 and 2014, and for the year ended December 31, 2015."

I have read and re-read the Schedule 5500 and the accompanying Notes to Financial Statements document, so I am now very familiar with the financial and other information, both documents contain.

(I am not sure why the accompanying financial document started on page 5. I am assuming the first 4 pages are not relevant. However, I may contact Marsh's Global Benefits Department, and ask what was contained in the first 4 pages. Regardless, I am sending you by mail, in this letter, my proposal for a cost-of-living adjustment for next year's proxy.)

I realize from reviewing last May's official proxy that there is a place on the proxy card for the Board of Directors to recommend a vote in favor of the directors nominated, and the proposals listed on the proxy. (Last year there were 2 proposals that were approved.)

I am hoping that the Board of Directors will be in favor of my proposal for a cost-of-living adjustment for the pension plan. That would help my cost-of-living adjustment proposal receive enough stockholders' votes to pass.

Preparing My Own Proxy to Run for the Board of Directors

I have not yet decided whether I intend to prepare my own proxy to run for a position on Marsh's Board of Directors. I do not have to decide until mid-January to mid-February. In part, it will be a business decision. Do I want to spend possibly $11,000 to prepare my own proxy, knowing that I do not know if I will be elected? However, on the "plus" side, as a Marsh director I will make at least $250,000 a year.

One of the reasons I would like to be on Marsh's Board of Directors is because Marsh works with virtually every leading health insurance company in the United States, and very likely throughout the world. Being on the Board might help me have a positive impact on our nation's health insurance system, which has many issues.

I did read that in June, Maria Silvia Bastos Marques resigned as a member of Marsh's Board of Directors. I am assuming that the firm is now operating with one less director. I believe that I am qualified to fill a position on the Board of Directors..

However, I may decide to have only one proposal, the cost-of-living adjustment proposal, voted on next year.

I would like to know before considering running for Board, if my cost-of-living adjustment proposal will be on the regular Marsh proxy, and if the Board of Directors will be in favor of it. However, if I do not run in 2017, I expect to run the following year.

I have to admit I was a little surprised that Marsh & McLennan Companies has decided to cancel the defined benefit pension plan, for future retirees. I do understand the reason for doing so, as mentioned in the October 26th letter I received, that was sent to plan participants. I am hoping that current employees will be rewarded in other ways, to help them with their retirement needs.

I am appreciative that current retirees, including me, have been grandfathered.

I do wonder if my bringing up the defined benefit pension plan at last May's annual stockholders meeting, brought attention to Marsh's retirement plans, and the decision to cease defined benefit plan accruals for future retirees.

As a former Death Claims Department Associate Analyst/Examiner, during my last five years at New York Life, (claims analysts and examiners are really detectives, giving instructions to Equifax and Hooper-Holmes detectives in the field), it is a thought that came to my mind.

<u>My Cost-of-Living Adjustment Proposal</u>

First a comment:

I am assuming that this proposal is accepted by the Board of Directors, and any Marsh officers involved, and is included on the 2017 regular proxy.

I mentioned in a previous email that I have read the information on the Cornell University Law School website addressing federal regulations, and information contained in Marsh's bylaws, and that I believe I have fulfilled all the requirements for the cost of living adjustment proposal being included in the regular Marsh proxy mailed, and distributed in other ways, to Marsh's stockholders. I also believe I have met the requirements for running for Board of Directors.

Since Plan B will be merged into Plan A on December 30, 2016, I have addressed that in my Cost-of-Living Proposal for the proxy card.

I have written a longer description of my cost-of-living adjustment proposal; which I am hoping will be included in the proxy booklet, that stockholders can request. You will find both versions of my proposal below:

I believe a cost-of-living adjustment for the retirees will help "make them happy." When you make the retirees happy, they often recommend Marsh to their friends; which can help bring in new business for the firm.

Cost-of-Living Adjustment Proposal

To Be Included on the Marsh & McLennan Companies Proxy Card

As of the end of the 2015 plan year, 12/31/15, 12,506 retired or separated participants, received $185.607 million in benefit payments under the Marsh & McLennan Companies defined benefit pension plan (Plan A). 1,565 deceased participants had beneficiaries receiving benefits (included in the $185.607 million benefits payments figure), or are entitled to benefits. 19,766 retired or separated participants are entitled to future benefits.

As of the end of the 2015 plan year, Plan A had $3.093,011,875 billion in assets. (After Plan B is combined with Plan A on December 30, 2016, the entire Master Trust will have had $4.515,125,032 in assets as of 12/31/15.) Plan A had an adjusted funding target attainment percentage of 110.93%. The plan has more than enough assets to warrant a cost-of living adjustment for grandfathered retirees and future eligible participants, including surviving spouses covered under the plan.

This proposal would add an annual cost-of-living adjustment to the defined benefit pension plan, based on the Consumer Price Index (CPI).

(I am hoping what I have written is not too long. If I need to shorten it, I will. I do believe it is accurate.)

Cost-of-Living Adjustment Proposal

Cost of Living Adjustment - Description Prepared for Proxy Booklet

This proposal would add a cost-of-living adjustment based on the Consumer Price Index (CPI), for the retirees, applicable separated participants, and qualified surviving spouses, who are, and are expected to be receiving pension plans under the Marsh & McLennan Companies Retirement Plan, a defined benefit pension plan.

As of the end of the 2015 plan year, ending 12/31/15, as stated in the 2015 Schedule 5550 form filed by Marsh & McLennan Companies, on October 12, 2015, with the Department of Labor (Pension Benefit Guaranty Corporation), the Retirement Plan's Plan A, had 12,506 retired or separated participants, who received $185.607 million in benefit payments. 1,565 deceased participants had beneficiaries receiving benefits (included in the $185.607 million benefits payments figure), or are entitled to benefits. 19,766 retired or separated participants are entitled to future benefits.

As of the end of the 2015 plan year, Plan A had $3.093,011,875 billion in assets, in the Retirement Plan's Master Trust. Plan A had an adjusted funding target attainment percentage of 110.93%. The plan has more than enough assets to warrant a cost-of living adjustment for "grandfathered participants", including surviving spouses covered under the plan, who will remain covered under the plan despite a decision by Marsh & McLennan Companies to no longer fund a defined benefit pension plan for current employees.

Plan A is being combined with Marsh & McLennan Companies Retirement Plan B, on December 30, 2016. This is explained in the following section, titled "Background Information."

Background Information

On September 1, 2015, Mar& McLennan Companies divided its United States qualified defined benefit plan into two parts, Plan A and Plan B.

At the end of 2015, the beginning of the plan year, before the division of plan assets took place, the Marsh & McLennan Companies retirement plan had $4.515,125,032 billion in assets in the Retirement Plan's Master Trust.

(Cost-of-Living Adjustment Proposal, longer version)

Background Information Continued

After the transfer of assets to the newly created Plan B, Plan A (which covered retirees, separated participants, and surviving. spouses), had $3.903,011,875 billion in assets. Plan A had a 74% interest in the plan's Master Trust as of 12/31/15.

Plan B had, at the end of the 2015 plan year, had $1.066,925,625 billion in net assets.

On October 26, 2016, Marsh & McLennan Companies announced to plan participants that effective January 1, 2017, the firm is discontinuing further accruals to its United States Retirement Program (also known as a defined benefit pension plan), and that for administrative reasons Plan B will be merged into Plan A, effective December 30, 2016.

Once that occurs, the Retirement Plan's Master Trust will once again have as of the end of the 2015 plan year, 12/31/15, $4.159,937,500 billion in net assets available for benefits.

The Master Trust has more than enough funds to provide a cost-of-living adjustment, based on the Consumer Price Index (CPI) for Plan A retirees This feature is expected to result in an increase in pension plan payments. The cost-of-living adjustment will help retirees, applicable separated participants, and qualified surviving spouses, who are receiving, or are expected to receive defined benefit pensions, meet their retirement goals.

Please confirm that you have received my letter, with my cost-of-living adjustment proposal, and that I have met the December 2, 2016 deadline for your receiving my proposal by mail.

In addition, please feel free to share my letter, once you receive it, and my previous emails with members of the Board of Directors, and other Marsh officers. If you, or anyone else at Marsh has any questions or comments, I will answer or address them.

Please also note my new mailing address, below:

All the best,



Glenn M. Schatell



Page 16 redacted for the following reason:
- -
FISMA & OMB MEMORANDM M-07-16



MARSH & McLENNAN
COMPANIES

Carey Roberts
Deputy General Counsel, Chief Compliance Officer
& Corporate Secretary
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
www.mmc.com

FISMA & OMB MEMORANDM M-07-16

To help shareholders comply with the requirements when submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, and Staff Legal Bulletin No. 14G ("SLB 14G"), dated October 16, 2012. We have enclosed copies of both for your reference. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is also enclosed for your reference.

Please note that most large U.S. banks and brokers deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). SLB 14F and SLB 14G provide that for securities held through DTC, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. You can confirm whether your bank or broker is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories.

If you hold shares through a bank or broker that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank or broker holds your shares. You should be able to find out the name of the DTC participant by asking your bank or broker. If the DTC participant that holds your shares knows your bank or broker's holdings, but does not know your holdings, you may satisfy the proof of ownership requirements by submitting two proof of ownership statements—one from your bank or broker confirming your ownership and the other from the DTC participant confirming the bank or broker's ownership. Both should verify your ownership for the one-year period prior to and including November 21, 2016. Please review SLB 14F carefully before submitting proof of ownership to ensure that it is compliant.

Limited to 500 Words. Rule 14a-8(d) requires that any shareholder proposal, including any accompanying supporting statement, not exceed 500 words. To remedy this defect, you must revise the proposal and supporting statement so that they consist of not more than 500 words.

Intent to Continue to Hold Shares Through the Annual Meeting. Rule 14a-8(b)(2) requires that a proponent provide to the Company a written statement of his or her intent to continue to hold the required number or amount of shares through the date of the annual meeting. To remedy this defect, you must provide us with a statement of your intent to continue to hold the required number or amount of the Company's shares through the date of the Company's 2017 annual meeting.

In order to meet the eligibility requirements for submitting a shareholder proposal, the SEC rules require these defects to be remedied. The revised proposal and any supporting documentation must be postmarked no later than 14 calendar days from the date you receive this letter. Please mail any response to me at the address provided above.

Best,



Carey Roberts

Enclosures

December 12, 2016

Carey Roberts
Deputy General Counsel,
Chief Compliance Officer &
Corporate Secretary
Marsh & McLennan Companies, Inc.
1166 Avenue of Americas
New York, N.Y. 10036

Sent Via Overnight Mail Delivery

Dear Carey,

Thank you for your letter of November 29, 2016, and your recent emails about requirements for me to have a cost-of-living adjustment proposal on next year's Marsh & McLennan Companies proxy.

The main issue I have is proving my stock ownership in the Marsh & McLennan Companies Stock Purchase Plan.

Carrie, I have done everything reasonably possible to obtain this information for you. I have certainly made what I would call "a good faith effort."

I mentioned in a previous email that I have read the information on the Cornell University Law School website addressing federal regulations, and information contained in Marsh's bylaws, and that I believe I have fulfilled all the requirements for the cost of living adjustment proposal being included in the regular Marsh proxy mailed, and distributed in other ways, to Marsh's stockholders.

I have also read Marsh's bylaws, many times, about Marsh's requirements for stockholder proposals. I am certain I have met those requirements.

<u>Proving My Stock Ownership in the Marsh & McLennan Stockholders Stock Purchase Plan</u>

I have carefully read your last two letters to me, your recent emails to me, and the three SEC documents you sent me with your November 29th letter.

I have gone on-line many times and read Rule 4-a 8(b)(1) of the Securities Exchange Act of 1934. I have tried to find Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 on various websites and on the SEC's Edgar website, but have not been able to find them.

I actually do not think that I have to fill out these forms, because I do not own more than 5 percent of Marsh's outstanding shares. The only form that I could find on Edgar that might be appropriate is Form 18, a three page application for registration pursuant to Section 12(b) and (c) of the Securities Exchange Act of 1934.

I may try to call up the SEC to enquire about filling out the appropriate form, and where to mail it; however, I intend to mail you my letter, overnight registered mail tomorrow, December 13th, to make sure you receive it before the deadline I have for responding to you. It is14 days from the date I received your November 29th letter; which I received on December 1st.

Two Friday's ago, on December 2nd, I called Morgan Stanley, to ask that they mail you recent and previous quarterly statements, which I have been receiving in the mail for many years. The customer service representative I spoke with, told me that Morgan Stanley is not permitted to mail a third party (and they include you, Carrie, as a third party), copies of my stockholder statements. They are only allowed to send clients (I am considered a client) copies of my statements. (I checked. Morgan Stanley is a Depository Trust Company (DTC).

The Morgan Stanley customer service representative suggested that I call Marsh Human Resources and ask them to send you the information.

Last Monday, December 5th, I called Marsh Human Resources. The person I spoke with told me that they do not have the information, and suggested I call Morgan Stanley again.

Earlier today, I called Morgan Stanley, the representative I spoke with Charonda, confirmed that they cannot send you copies of my Marsh & McLennan Companies Stock Purchase Plan. She told me that they cannot send you statements, because Morgan Stanley is not a full-service broker, and that there are different rules for a broker who administers an Employee Stock Purchase Plan, such as the Marsh & McLennan Stock Purchase Plan.

What Charanda suggested was that you call or contact the Marsh & McLennan Stock Purchase Plan client manager who deals with Morgan Stanley, and the Marsh client manager would be able to obtain for you verification of my current, and previous shareholdings. I believe that you need to have information that I had funds in the plan for more than a year. (I could have owned shares of stock in the Marsh & McLennan Stock for more than 25 years.)

Charanda also suggested that I sign up for the Morgan Stanley website, stockplanconnect.com, and I would be able to print recent and past quarterly statements.

Tonight, I tried setting it up. It would not work. I was on the last screen, and I was not permitted to continue. I completed all the necessary fields. I called up a Morgan Stanley customer representative (in the Philippines), his name is Yuri, and he was not able to fix the problem. He is having Morgan Stanley research support look into solving the issue. Yuri said he would call me back, once they resolve the issue.

Consequently, I am mailing you with this letter my two most recent quarterly statements, a dividend reinvestment statement Morgan Stanley sent me as of 11/16/16 showing I have 208.2830 shares of stock, and the quarterly statement I received showing my closing balance of $13,938.50, well over the $2,000 required to submit a proposal for a stockholder proxy.

I am also including copies of two older statements which show that I have held my stock in the Marsh & McLennan Stock Purchase plan for well over one year. One of the older statements is for the quarterly period April 1, 2015 – June 30, 2015. The second statement is for July 1, 2015 – September 30, 2015.

Please also note that at the May 19, 2016 annual Marsh stockholders meeting, Kim Verdi, the managing paralegal for Marsh, asked me to bring a recent Marsh & McLennan Stock Purchase Plan statement to the meeting. I showed the representative of the firm, conducting the proxy on that day, my quarterly statement. He allowed me to vote my shares of stock at the meeting.

I think copies of my quarterly statements that I am sending you now, should be sufficient to prove my stock ownership.

Carey, I really believe that you should be flexible about verifying that I am a Marsh stock holder, and allowing my proposal to appear on next year's proxy.

My Revised Proposal

I have included in this letter my revised proposal for a cost-of-living adjustment. It is under 500 words, as required. I have done a word count. My proposal, including the title, comes to approximately 400 words.

Cost-of-Living Adjustment Proposal

As of the end of the 2015 plan year, 12/31/15, 12,506 retired or separated participants, received $185.607 million in benefit payments under the Marsh & McLennan Companies defined benefit pension plan (Plan A). 1,565 deceased participants had beneficiaries receiving benefits (included in the $185.607 million benefits payments figure), or are entitled to benefits. 19,766 retired or separated participants are entitled to future benefits.

As of the end of the 2015 plan year, Plan A had $3.093,011,875 billion in assets. (After Plan B is combined with Plan A on December 30, 2016, the entire Master Trust will have had $4.515,125,032 in assets as of 12/31/15.) Plan A had an adjusted funding target attainment percentage of 110.93%.

This information is stated in the 2015 Schedule 5550 form filed by Marsh & McLennan Companies, on October 12, 2015, with the Department of Labor's Pension Benefit Guaranty Corporation,

This proposal would add an annual cost-of-living adjustment to the defined benefit pension plan, based on the Consumer Price Index (CPI).

A cost-of-living adjustment would be beneficial to the retirees, applicable separated participants, and qualified surviving spouses, who are, and are expected to be receiving pension plans under the Marsh & McLennan Companies Retirement Plan, a defined benefit pension plan.

A decision has been made by Marsh & McLennan Companies to no longer fund a defined benefit pension plan for current employees.

<u>Background Information</u>

On September 1, 2015, Marsh & McLennan Companies divided its United States qualified defined benefit plan into two parts, Plan A and Plan B.

After the transfer of assets to the newly created Plan B, Plan A (which covered retirees, separated participants, and surviving. spouses), had $3.903,011,875 billion in assets, as previously mentioned. Plan A had a 74% interest in the plan's Master Trust as of 12/31/15.

Plan B had, at the end of the 2015 plan year, $1.066,925,625 billion in net assets.

On October 26, 2016, Marsh & McLennan Companies announced to plan participants that effective January 1, 2017, the firm is discontinuing further accruals to its United States Retirement Program (also known as a defined benefit pension plan), and that for administrative reasons Plan B will be merged into Plan A, effective December 30, 2016.

Once that occurs, the Retirement Plan's Master Trust will once again have as of the end of the 2015 plan year, 12/31/15, $4.159,937.500 billion in net assets available for benefits.

The Master Trust has more than enough funds to provide a cost-of-living adjustment, based on the Consumer Price Index (CPI), for retirees, and others covered under the plan. They have been "grandfathered," and will continue receiving benefits.

This feature is expected to result in an increase in pension plan payments. However, the increase in pension plan payments is not expected to be that large.

The cost-of-living adjustment will help retirees, applicable separated participants, and qualified surviving spouses, who are receiving, or are expected to receive defined benefit pensions, meet their retirement goals.

My Intent to Continue to Hold My Shares Through the Annual Meeting

I intend to keep my required number or amount of shares through the date of the Marsh & McLennan Companies 2017 annual meeting.

(This is a requirement for having my proposal voted on, as you have informed me previously. I believe this statement is sufficient.)

Questions

Will I have any input on the wording of the proxy card, assuming my proposal is accepted by Marsh?

(If you were not to accept my proposal, I have read that there are rules that Marsh would have to follow, to notify me, and explain to me, as to why my proposal has not been accepted. However, I believe I have provided you with all the information you need to accept my cost-of-living adjustment proposal.)

Please let me know, at the appropriate time, if the Board of Directors will include, on next year's proxy card, that it is in favor of my proposal.

I am hoping that the Board of Directors will be in favor of my proposal for a cost-of-living adjustment for the defined benefit pension plan. That would help my cost-of-living adjustment proposal receive enough stockholders' votes to pass.

I have not yet decided if I intend to run for Marsh's Board of Directors. I still have some time to decide. If I do not run next year, I intend to run the following year.

I expect to speak again about the cost-of-living adjustment, and my intention to run for Marsh's Board of Directors, as I did at last May's meeting. (Although, as mentioned, if I decide not to run next year, I would mention that I plan to run the following year.)

Please confirm that you have received my letter, with my cost-of-living adjustment proposal, and that I have met the December 14, 2016 deadline for providing you with additional information for my proposal.

It took me a week to get the return receipt from the Post Office, when I mailed you my last letter.

If you could send me a brief email, simply saying that you received this letter, I would be appreciative.

I would also appreciate your confirming that my proposal will appear on next year's proxy.

On a closing note:

The mental health, substance abuse, and integrated health care that I have been working on for the last one year and 4 months on Capitol Hill, recently passed Congress, and is expected to be signed into law by President Obama, tomorrow, Tuesday.

Congress decided to fold behavioral health provisions into the 21st Century Cures Act, a $6.2 billion bill, which also funds what has been called. Vice President Joe Biden's "Cancer Moonshot."

The bills that were folded into the 21st Century Cures Act, include the House's the Helping Families in Mental Health Crisis Act, the Senate companion bill, the Mental Health Reform Act of 2016, and a bill that Senator Al Franken sponsored that would help our many prisoners and ex-prisoners with mental health and substance abuse issues, and unfortunately, usually both. It is referred to as co-occurring disorders. I did work on that bill too

I could not be more pleased. My work on this project is essentially over.

I do expect to do some work next year on obtaining the passage of the Expand Excellence in Mental Health Act. The Excellence in Mental Health Act passed in late 2014. It is a Medicaid funded bill that includes $1 billion for 8 states to go forward with a program for federally certified behavioral health clinic planning grants. The 8 states are scheduled to be chosen next month, January.

However, 24 states received close to $1 million in planning grants, and advocates would like all 24 states to be able to go forward with the program.

For that bill, I expect to work with Megan Sussman, the senior legislative aide for health for Congresswoman Doris Matsui of California. (The past year, I have been working with Megan on various behavioral health bills.)

All the best,



Glenn M. Schatell

Proponent's personal information has been omitted

From: Glenn Schatell [mailto:]
Sent: Wednesday, November 30, 2016 3:15 PM
To: Roberts, Carey
Subject: Re: From Glenn Schatell: Confirmation That You Received My Proposal for a Cost-of-Living Adjustment to the Marsh Pension Plan

Hi Carey,

I appreciate your reply.

I was wondering why Federal Express left a note on my front door, although I did think that it might have been a letter from you. (I was not home when the Federal Express person came.)

I hope to be in my apartment tomorrow when someone from Federal Express comes a second time, since my signature is required.

I will let you know if I have any comments regarding your response.

Have a good day.

Glenn

On Wed, Nov 30, 2016 at 2:41 PM, Roberts, Carey < > wrote:

Hi Glenn,

Yes, we did receive your proposal. I sent a response by federal express, which you should receive today.

Best,

Carey

PRIVILEGED & CONFIDENTIAL

Carey Roberts
Deputy General Counsel, Chief Compliance Officer

& Corporate Secretary

Marsh & McLennan Companies, Inc.

From: Glenn Schatell [mailto:]
Sent: Wednesday, November 30, 2016 2:17 PM
To: Roberts, Carey
Subject: From Glenn Schatell: Confirmation That You Received My Proposal for a Cost-of-Living Adjustment to the Marsh Pension Plan

Carey,

I would appreciate your confirming that you received in the mail the letter I sent you, with my proposal for a cost-of-living adjustment to the Marsh defined benefit pension plan.

I mailed my letter to you on November 21, using United State Postal Service Priority Mail Express, signature required. I thought I would receive notice from the post office saying that the letter had been received, but have not.

I want to make sure that you received my letter, with my proposal, before the December 2, 2016 deadline.

(You will see the email I also sent you on November 21, below.)

Thank you,

Glenn

On Mon, Nov 21, 2016 at 3:51 PM, Glenn Schatell < > wrote:

Carey,

I hope you are doing well.

Thank you for your letter of November 4, 2016, and answering my questions in my previous emails, as best as you were able to, taking into account your role at Marsh & McLennan Companies.

At the end of your letter you mention that it would be best if I sent you future correspondence by mail, rather than email. However, this email is basically a "Thank You" email with some comments. I have also included the wording for my cost-of-living adjustment proposal (a shorter version for the proxy card, and a longer version for the proxy booklet), for the Marsh & McLennan Companies defined benefit pension plan.

I am mailing you a letter today, using post office overnight mail, with my proposal. You should receive my letter tomorrow.

I appreciate your arranging for me to receive Marsh & McLennan Companies 2015 Schedule 5500, which was filed on October 17, 2016 with the United States Department of Labor, Pension Benefit Guaranty Corporation. I also received the "Marsh & McLennan Companies Retirement Plan A, Notes to Financial Statements, as of December 31, 2015 and 2014, and for the year ended December 31, 2015."

I have read and re-read the Schedule 5500 and the accompanying Notes to Financial Statements document, so I am now very familiar with the financial and other information, both documents contain.

(I am not sure why the accompanying document started on page 5. I am assuming the first 4 pages are not relevant. However, I may contact Marsh's Global Benefits Department, and ask what was contained in the first 4 pages. Regardless, I am sending you by mail, my proposal for a cost-of-living adjustment for next year's proxy.)

I realize from reviewing last May's official proxy that there is a place on the proxy card for the Board of Directors to recommend a vote in favor of the directors nominated and the proposals listed on the proxy. (Last year there were 2 proposals that were approved.)

I am hoping that the Board of Directors will be in favor of my proposal for a cost-of-living adjustment for the pension plan. That would help my cost-of-living adjustment proposal receive enough stockholders' votes to pass.

Preparing My Own Proxy to Run for the Board of Directors

I have not yet decided whether I intend to prepare my own proxy to run for a position on Marsh's Board of Directors. I do not have to decide until mid-January to mid-February. In part, it will be a business decision. Do I want to spend possibly $11,000 to prepare my own proxy, knowing that I do not know if I will be elected? However, on the "plus" side, as a Marsh director I will make at least $250,000 a year.

One of the reasons I would like to be on Marsh's Board of Directors is because Marsh works with virtually every leading health insurance company in the United States, and very likely throughout the world. Being on the Board might help me have a positive impact on our nation's health insurance system, which has many issues.

I did read that in June, Maria Silvia Bastos Marques resigned as a member of Marsh's Board of Directors. I am assuming that the firm is now operating with one less director. I believe I am qualified to fill a position on the Board of Directors.

However, I may decide to have only one proposal, the cost-of-living adjustment proposal, voted on next year.

I would like to know before considering running for Board, if my cost-of-living adjustment proposal will be on the regular Marsh proxy, and if the Board of Directors will be in favor of it. However, if I do not run in 2017,

I expect to run the following year.

I have to admit I was a little surprised that Marsh & McLennan Companies has decided to cancel the defined benefit pension plan benefits for future retirees. I do understand the reason for doing so, as mentioned in the October 26th letter I received, that was sent to plan participants.

I am hoping that current employees will be rewarded in other ways, to help them with their retirement needs.

I am appreciative that current retirees, including me, have been grandfathered.

I do wonder if my bringing up the defined benefit pension plan at last May's annual stockholders meeting brought attention to Marsh's retirement plans, and the decision to cease defined benefit plan accruals for future retirees. As a former Death Claims Department Associate Analyst/Examiner, during my last five years at New York Life, (claims analysts and examiners are really detectives, giving instructions to Equifax and Hooper-Holmes detectives in the field), it is a thought that came to my mind.

My Cost-of-Living Adjustment Proposal

Below is the wording that I would like in the regular proxy card that is mailed to each stockholder. It is the shorter version of my proposal.

I believe it would also be provided to stockholders who vote by internet, email, or by phone.

First a comment:

I am assuming that this proposal is accepted by the Board of Directors, and any Marsh officers involved, and is included on the 2017 regular proxy.

I mentioned in a previous email that I have read the information on the Cornell University Law School website addressing federal regulations, and information contained in Marsh's bylaws, and that I believe I have fulfilled all the requirements for the cost-of-living adjustment proposal being included in the regular Marsh proxy mailed, and distributed in other ways, to Marsh's stockholders. I also believe that I have met the requirements for running for Board of Directors.

Since Plan B will be merged into Plan A on December 30, 2016, I have addressed that in my Cost-of-Living Proposal for the proxy card, which follows:

Cost-of-Living Adjustment Proposal

As of the end of the 2015 plan year, 12/31/15, 12,506 retired or separated participants, received $185.607 million in benefit payments under the Marsh & McLennan Companies defined benefit pension plan (Plan A). 1,565 deceased participants had beneficiaries receiving benefits (included in the $185.607 million benefits payments figure), or are entitled to benefits. 19,766 retired or separated participants are entitled to future benefits.

As of the end of the 2015 plan year, Plan A had $3.093,011,875 billion in assets. (After Plan B is combined with Plan A on December 30, 2016, the entire Master Trust will will have had $4.515,125,032 in assets as of 12/31/15.) Plan A had an adjusted funding target attainment percentage of 110.93%. The plan has more than enough assets to warrant a cost-of-living adjustment for grandfathered retirees and future eligible participants, including surviving spouses covered under the plan.

This proposal would add an annual cost-of-living adjustment to the defined benefit pension plan, based on the Consumer Price Index (CPI).

(Carey, I am hoping what I have written is not too long. If I need to shorten it, I will. I do believe it is accurate.)

I am writing a longer description of my cost-of-living adjustment proposal; which I am hoping will be included in the proxy booklet, that stockholders can request. You will find it below:

Cost-of-Living Adjustment - Description Prepared for Proxy Booklet

This proposal would add a cost-of-living adjustment based on the Consumer Price Index (CPI), for the retirees, applicable separated participants, and qualified surviving spouses, who are, and are expected to be receiving pension plans under the Marsh & McLennan Companies Retirement Plan, a defined benefit pension plan.

As of the end of the 2015 plan year, ending 12/31/15, as stated in the 2015 Schedule 5550 form filed by Marsh & McLennan Companies, on October 12, 2015, with the Department of Labor (Pension Benefit Guaranty Corporation), the Retirement plan's Plan A, had 12,506 retired or separated participants, who received $185.607 million in benefit payments. 1,565 deceased participants had beneficiaries receiving benefits (included in the $185.607 million benefits payments figure), or are entitled to benefits. 19,766 retired or separated participants are entitled to future benefits.

As of the end of the 2015 plan year, Plan A had $3.093,011,875 billion in assets in the Retirement Plan's Master Trust. Plan A had an adjusted funding target attainment percentage of 110.93%. The plan has more than enough assets to warrant a cost-of-living adjustment for "grandfathered participants", including surviving spouses covered under the plan, who will remain covered under the plan despite a decision by Marsh & McLennan Companies to no longer fund a defined benefit pension plan for current employees.

Plan A is being combined with Marsh & McLennan Companies Retirement Plan B, on December 30, 2016. This is explained in the following section, titled "Background Information."

Background Information

On September 1, 2015, Marsh & McLennan Companies divided its United States qualified defined benefit plan into two parts, Plan A and Plan B.

At the end of 2015, the beginning of the plan year, before the division of plan assets took place, the Marsh & McLennan Companies retirement plan had $4.515,125,032 billion in assets in the Retirement Plan's Master Trust.

After the transfer of assets to the newly created Plan B, Plan A (which covered retirees, separated participants, and surviving spouses), had $3.903,011,875 billion in assets. Plan A had a 74% interest in the plan's Master Trust as of 12/31/15.

Plan B had, at the end of the 2015 plan year, had $1.066,925,625 billion in net assets.

On October 26, 2016, Marsh & McLennan Companies announced to plan participants that effective January 1, 2017, the firm is discontinuing further accruals to its United States Retirement Program (also known as a defined benefit pension plan), and that for administrative reasons Plan B will be merged into Plan A, effective December 30, 2016.

Once that occurs, the Master Trust will once again have. as of the end of the 2015 plan year, 12/31/15, $4.159,937,500 billion in net assets available for benefits.

The Master Trust has more than enough funds to provide a cost-of-living adjustment, based on the Consumer Price Index (CPI) for Plan A retirees   This feature is expected to result in an increase in pension plan payments. The cost-of-living adjustment will help retirees, applicable separated participants, and qualified surviving spouses, who are receiving, or are expected to receive defined benefit pensions, meet their retirement goals.

I believe a cost-of-living adjustment for the retirees will help "make them happy." When you make the retirees happy, they often recommend Marsh to their friends; which can help bring in new business for the firm.

Please confirm that you have received my letter, with my cost-of-living adjustment proposal, and that I have met the December 2, 2016 deadline for your receiving my proposal by mail.

In addition, please feel free to share my letter, once you receive it, and my previous emails with members of the Board of Directors, and other Marsh officers. If you, or anyone else at Marsh has any questions or comments, I will answer or address them.

In addition, please note my new mailing address below:

I hope you have a nice Thanksgiving.

All the best,

Glenn

Glenn M. Schatell

From: Roberts, Carey
Sent: Tuesday, December 06, 2016 12:25 PM
To: 'Glenn Schatell'
Subject: RE: From Glenn Schatell: Stock Ownership - Questions

Glenn,

I have already provided you with all of the information that you need to correct the deficiencies in your proposal. That information addresses what constitutes adequate proof of ownership, how it needs to be delivered and the required timing for delivery.

As I noted in my email of last night, all correspondence with me about the proposal should be sent by mail. I will not be responding to emails going forward.

Best,

Carey

PRIVILEGED & CONFIDENTIAL

Carey Roberts
Deputy General Counsel, Chief Compliance Officer
& Corporate Secretary
Marsh & McLennan Companies, Inc.

From: Glenn Schatell [mailto:]
Sent: Tuesday, December 06, 2016 12:20 PM
To: Roberts, Carey
Subject: From Glenn Schatell: Stock Ownership - Questions

Hi Carey,

Thank you for the email you sent me last night.

I hope you had a good weekend. I saw from an out-of-the-office reply I received Friday, when I sent you my previous email, that you took off work that day, and yesterday, Monday.

While I intend to send you a letter about my cost-of-living adjustment proposal, I felt it was necessary to send you this email.

After I sent my email to you on Friday, I decided to call up Morgan Stanley and ask that they send you information about my stock ownership in the Marsh & McLennan Companies Stock Purchase Plan.
(Morgan Stanley administers the plan for Marsh.)

The woman, I spoke with on Friday, Kathaleen, told me that Morgan Stanley cannot send a third party, such as you, any information about my amount of shares in the Marsh & McLennan Companies Stock Purchase Plan. They can only send information to the client (meaning me).

She told me that I can send copies of my statements to you, as I said I could do in my previous email to you.

Kathaleen also told me that you could try contacting Marsh Human Resources for information about my amount of stock in the Marsh & McLennan Companies Stock Purchase Plan.

The Marsh & McLennan Companies Stock Purchase Plan is available to current employees, so you might be able to verify through Marsh Human Resources how much stock I currently have in the plan.

She also confirmed that Morgan Stanley is a DTC registered company.

Please let me know that I can mail you copies of recent Marsh & McLennan Companies Stock Purchase Plan statements, if you think you will be unable to contact Marsh Human Resources to verify my stock ownership.

I have a deadline to mail you my next letter. From what you told me in your November 29th letter, my next letter to you has to be postmarked no later than 14 calendar dates from when I received your last letter.
I calculate that date to be December 14th.

Please confirm the date my letter needs to be postmarked.

I plan to include a statement saying I will keep sufficient stock in the Marsh & McLennan Companies Stock Purchase Plan, through next year's annual meeting. Unless I hear that you have verified my stock ownership through Marsh Human Resources, I also plan to include copies of Marsh & McLennan Companies Stock Purchase plan statements that i regularly receive from Morgan Stanley.

I believe a recent statement and an older one would be sufficient.

If you should need additional statements, please let me know. (I should be able to find some older statements.)

I will make sure my cost-of-living adjustment proposal is under 500 words, and will include it in my next letter to you.

Last Question

If I mail my letter to you, via regular mail, could you send me an email letting me know that you received it?

That way, I can avoid going to the post office to mail it, and would save the approximately $25, to send it to you Next Day Priority mail. (Besides it took about a week for me to receive the card from the Post Office telling me that someone at Marsh signed for it.)

Thanks again,

- Glenn -

On Mon, Dec 5, 2016 at 10:15 PM, Roberts, Carey < > wrote:
Hello Glenn,

The documentation that I sent provides all of the information you need to provide proof of ownership, including the specific information and level of detail that is required. You should contact your broker so they can provide the compliant information.

Going forward, please send any correspondence regarding the shareholder proposal to me by mail, not by email.

Best,

Carey

PRIVILEGED & CONFIDENTIAL

Carey S. Roberts | Marsh & McLennan Companies, Inc.
Deputy General Counsel, Chief Compliance Officer
& Corporate Secretary
1166 Avenue of the Americas
New York, NY 10036 |

On Dec 2, 2016, at 12:12 PM, Glenn Schatell < > wrote:

> Hi Carey,
>
> I received your letter and the three accompanying documents yesterday, December 1st. Thank you for writing the letter, and including the documents; which relate to Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended.

(I also, yesterday received the post office card with the signature of the person at Marsh who signed for my letter, which I mailed to you on November 21st. I was surprised that it took so long for me to receive the post office card.)

My main question has to do with proof of ownership.

All of my Marsh stock is in the Marsh & McLennan Companies Stock Purchase plan. I am sure that is why you did not find me listed as a stockholder under the Company's stock records.

I could have had funds in the Marsh Stock Purchase Plan for well over 25 years.

I just looked at today's Marsh stock price. It is trading at about $68.28 per share. I am looking at my most recent dividend confirmation from Morgan Stanley, which administers the plan. It is for of a dividend transaction completed on November 11, 2016. I now have 208.2830 Marsh shares. That comes to a market value of $14,222. The amount of stock I own in Marsh is considerably more than the $2,000 required to submit my proposal.

My Questions about Proving Stock Ownership

I am hoping that I can mail to you, with my next letter, copies of Morgan Stanley statements I have received over the years. For example, I could send you a current statement and one from a few years ago.

Will that be sufficient?

If I would need to have Morgan Stanley, send you notice that I own these shares of stock, I am concerned that you might not receive it within the 14 day period I have for sending you my next letter. I believe the deadline for your receiving my letter is December 14th.

(I am assuming that Morgan Stanley is a registered broker through the Depository Trust Company (DTC). When I have time I plan to verify that Morgan Stanley is listed through the DTC.)

In my next letter, I will provide a statement saying that I will continue my stock ownership through the Company's 2017 annual meeting, as required. (I plan to hold my Marsh stock much longer than that.)

Wording of My Proposal

I understand the 500 word requirement for a proposal. In the letter I sent you on November 1st, I included a shorter proposal and a longer proposal. The shorter proposal was well under 500 words, and the longer proposal over 500 words, but not by that much. I can easily prepare one proposal that is under 500 words.

My question is, how long can the wording for my proposal be on the proxy card? In addition, who decides on the wording that is on the proxy card? Is it a Marsh employee? Would I have any input on how it is written?

My guess is that most stockholders rely on how the proposals are worded on the proxy card, and not that many ask for the detailed proxy booklet. Consequently, the wording of my proposal on the proxy card is very important.

Thank you for your consideration.

Glenn
